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MAR 01 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texakoma Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE 600, GRANITE PARK 3
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. ANTHONY BIGELOW, CPA — 972-317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW & CO., PC.
(Name – *if individual, state last, first, middle name*)

3492 LONG PRAIRIE RD., STE 100	FLOWER MOUND	TX	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texakoma Financial, Inc., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
MAR 01 2019
Washington, DC

CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2019

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2018 AND 2017

db

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Texakoma Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2018 and 2017, the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on Texakoma Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texakoma Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow + Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.

Flower Mound, TX
February 25, 2019

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
ASSETS:		
Cash	$ 722,668	$ 722,970
Accounts receivable-affiliate	158,583	176,210
Prepaid expense	20,174	18,921
Total current assets	901,425	918,101
Deferred tax asset	11,182	8,173
TOTAL ASSETS	$ 912,607	$ 926,274

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
LIABILITIES:		
Accounts payable-trade	$ 1,145	$ 118
Accrued commissions	61,925	97,657
Accrued expenses and other	94,791	78,036
Total liabilities	157,861	175,811
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	27,939	23,656
Total stockholder's equity	754,746	750,463
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 912,607	$ 926,274

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUE		
Commission revenue	$ 2,620,349	$ 2,446,540
Training salaries	441,444	181,578
Additional compensation	296,291	202,462
Total revenue	3,358,084	2,830,580
EXPENSES:		
Commissions	1,840,543	1,706,196
Salaries and wages	2,014,991	1,617,841
Payroll and general taxes	241,796	216,222
401(k) contributions	31,675	31,805
Registration	13,182	12,820
Professional fees	38,950	34,424
Administration	281,660	303,393
Compliance expense	253,190	258,222
Leads	100,926	119,123
Rent	178,561	167,967
Communications	18,618	19,467
Postage and delivery	49,429	43,581
Other operating expenses	436,231	382,453
Reimbursed expenses	(2,142,941)	(2,083,191)
Total expenses	3,356,811	2,830,323
INCOME (LOSS) BEFORE INCOME TAXES	1,273	257
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	3,010	(38)
NET INCOME (LOSS)	$ 4,283	$ 219

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2018 AND 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2016	$ 6,000	$ 720,807	$ 23,437	$ 750,244
Net income (loss)			219	219
BALANCE, DECEMBER 31, 2017	$ 6,000	$ 720,807	$ 23,656	$ 750,463
Net income (loss)			4,283	4,283
BALANCE, DECEMBER 31, 2018	$ 6,000	$ 720,807	$ 27,939	$ 754,746

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash flows from operating activities -		
Net income (loss)	$ 4,283	$ 219
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	17,627	6,127
Prepaid expenses	(1,253)	(278)
Deferred tax asset	(3,009)	39
Accounts payable-trade	1,027	(32,034)
Accrued commissions	(35,732)	(6,129)
Accrued expenses and other	16,755	21,708
Net cash provided (used) by operating activities	(302)	(10,348)
Cash at the beginning of the year	722,970	733,318
Cash at end of year	$ 722,668	$ 722,970

Supplemental Disclosures of Cash Flow Information:

	2018	2017
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

New Accounting Pronouncements –

Revenue from Contracts with Customers (ASU 2014-09): Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, which changes the evaluation and accounting for revenue recognition under contracts with customers and enhances financial statement disclosures. The core principle of the standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company implemented ASU 2014-09 using the modified retrospective approach. The adoption had an immaterial impact on the Company's financial position and results of operations but required new disclosures (see Note 6).

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $564,807, which was $554,283 in excess of its required net capital of $10,524. At December 31, 2017, the Company had net capital of $547,159, which was $535,438 in excess of its required net capital of $11,721.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.

The Company's deferred tax assets of $11,182 at December 31, 2018 and $8,173 at December 31, 2017 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $53,506 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2018, along with the expiration dates, are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	10,165	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
2015	3,314	2035
2016	646	2036
	$ 53,506	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,563,959 in 2018 and $1,579,912 in 2017.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2014, has an initial term of five years unless earlier terminated as provided in the Agreement. Accounts receivable due from TEP as of December 31, 2018 and December 31, 2017 were $158,583 and $176,210, respectively.

TEP reimbursed the Company $2,142,941 in 2018 and $2,083,191 in 2017 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

6. REVENUE RECOGNITION

As previously mentioned in Note 5, all of the Company's revenues were generated by services to TEP pursuant to the Agreement. These revenues resulted from, and are a product of, the reimbursement by TEP to

the Company of all the Company's commission and compensation expenses incurred pursuant to the Company's obligations under the Agreement.

Revenue is recognized when the Company incurs reimbursable commission and compensation expenses pursuant to the Agreement. The exception to the aforementioned method occurs when a commission obligation is recorded as an advance to the respective broker prior to an oil and gas investment venture's minimum number of units being reached. Once the minimum number of units have been reached, commission expense, along with commission revenue, are recognized.

7. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to the maximum amount allowed by the IRS, including catch-up contributions. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2018 and 2017. The Company's contributions for the years ended December 31, 2018 and 2017 were $31,675 and $31,805, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

8. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2018, such deposits are only insured up to $250,000.

9. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

10. SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 25, 2019, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2018

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	754,746
Less non-allowable assets:		
Accounts receivable - affiliate		158,583
Prepaid expenses		20,174
Deferred tax asset		11,182
Net capital		564,807
Minimum net capital required		10,524
Excess net capital	$	554,283
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	157,861
Aggregate indebtedness	$	157,861
Ratio: aggregate indebtedness to net capital:		28%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2018 FOCUS report is as follows: None

FOCUS Report:	$	564,807
Net Capital per audit report	$	564,807

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2018

db

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying 2018 Exemption Report, in which (1) Texakoma Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Texakoma Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (exemption provisions) and (2) Texakoma Financial, Inc. stated that Texakoma Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Texakoma Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dance, Bigelow + Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.

Flower Mound, TX
February 25, 2019

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

Texakoma Financial Inc.

Granite Park Three
5601 Granite Parkway, Suite 600
Plano, TX 75024
P: 972-701-9106

2018 Exemption Report

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, William Stapleton, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President

January 29, 2019